Christopher Trueax

+1.215.963.5608

christopher.trueax@morganlewis.com

April 8, 2025

FILED AS EDGAR CORRESPONDENCE

Ellie Quarles, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund III (File Nos. 333-192858 and 811-22920)

Dear Ms. Quarles:

On behalf of our client, The Advisors’ Inner Circle Fund III (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone regarding the Trust’s preliminary proxy statement on Schedule 14A and related materials (together, the “Proxy Materials”), which were filed with the SEC on behalf of the Mesirow High Yield Fund and Mesirow Small Company Fund (each a “Fund” and together, the “Funds”), each a series of the Trust, pursuant to the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), on March 7, 2025. Below, we have briefly summarized your comments and questions, followed by our responses. Capitalized terms not defined herein should be given the meaning provided in the Proxy Materials.

1.	Comment. The Staff reissues the following comment on the Proxy Materials:

In the section of the proxy statement entitled “Board Considerations in Approving the New Agreement,” please disclose whether the Board considered any factors adverse to approving the New Agreement and/or any conflicts of interest that the investment adviser had.

Response. The Trust confirms that the Board considered all material factors related to the Proposal, as the Board deemed appropriate in its reasonable business judgment. The Trust confirms that the Board requested from the Adviser, and considered, information related to any potential material conflicts of interest and any potential detriments or limitations that may result from the Proposal. The Trust believes the existing disclosure is adequate; however, the Trust has added additional disclosure noting that the “Board requested and received written materials from MetLife Investment Management, MFIM and MIIM regarding, among other things: . . . (vi) any potential benefits and detriments or limitations, including any potential material conflicts of interest.” (new language bolded)

Morgan, Lewis & Bockius llp 2222 Market Street Philadelphia, PA 19103-3007 United States	+1.215.963.5000 +1.215.963.5001

Ellie Quarles, Esq.

April 8, 2025

2.	Comment. The Staff reissues the following comment on the Proxy Materials:

In the section of the proxy statement entitled “Board Considerations in Approving the New Agreement,” please discuss whether the Board considered that the Funds’ performance did not exceed the performance of their benchmarks as discussed in the Funds’ Form N-CSR.

Response. The Trust respectfully notes that the disclosure already states that the Board considered the Funds’ performance reports prepared by the Funds’ administrator. The applicable Board meeting occurred before the close of the Funds’ fiscal year and thus covered different trailing periods than those included the N-CSR, but did include periods where the Funds underperformed their then-current primary benchmarks. While the Trust believes the current disclosure is satisfactory, the Trust has added the following additional disclosure noted in bold:

In considering the investment performance of the Funds, the Board noted that, in connection with its recent consideration of the continuation of the Prior Agreements, the Board had recently reviewed reports prepared by the Funds’ administrator comparing the Funds’ performance to their benchmark indices and peer groups of mutual funds as classified by Lipper, an independent provider of investment company data, over various periods of time, which indicated that (i) the High Yield Fund’s performance trailed its benchmark and peer group over short-term periods reported but outperformed its benchmark during longer-term reported periods, and (ii) the Small Company Fund outperformed its benchmark and peer group or trailed its benchmark and peer group during certain reported periods. The Board determined that the Funds’ performance was satisfactory, or, where a Fund’s performance was below its benchmark and/or peer group, the Board was satisfied by the reasons for the underperformance and/or the steps taken in an effort to improve the performance of the Fund.

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If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5608.

Very truly yours,

/s/ Christopher Trueax
Christopher Trueax